Exhibit 21.1
Subsidiaries of R1 RCM Inc.

Subsidiary	Jurisdiction of Organization
SDI Acquisition, Inc. (doing business as SureDecisions)	Delaware

Rover16, Inc.	Delaware

Accretive Mauritius, Inc.	Mauritius

R1 RCM India Private Limited	India

R1 RCM Global Private Limited	India